LEHMAN BROTHERS FUNDS, INC.


September 29, 1995

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:	Lehman Brothers Funds, Inc. - CIK#904411
	Request for Withdrawal of Amendment to Registration Statement on Form N-
1A
	File No. 33-62312

Gentlemen:

Lehman Brothers Funds, Inc. (the "Registrant") requests withdrawal of Post-Effective Amendment No. 9 to its Registration Statement as filed and accepted on September 29, 1995 via EDGAR (Accession #0000927405-95-000085) as Form type 485APOS. The submission was inadvertantly filed without the necessary Opinion and Consent of Maryland Counsel. Accordingly, the Registrant requests withdrawal of Post-Effective Amendment No. 9 pursuant to Rule 477(a) under the Securities Act of 1933.

Sincerely,

/s/ Julie Tedesco
Julie Tedesco
Assistant Secretary